BART AND ASSOCIATES, LLC
Attorneys at Law
_____________________________________________________________

September 23, 2016

Via SEC Edgar Submission
Larry Spirgel, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:          Agora Holdings, Inc.
Form 10-12G
Initial Form Filed: August 29, 2016
File No. 000-55686

Dear Mr. Spirgel:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Answer to Comment 1: The Company acknowledges Comment 1, and has submitted an amended registration statement in order to address Comments 2, 3 and 4.

Products and Services, page 3

Comment 2: We note your statement that a key component of your revenue to date includes operating a billing service which relates to “software for VOIP telephony.”  Please provide greater detail as to what services you provide to customers.

Answer to Comment 2: The “Products and Services” section on page 3 of the Registration Statement has been revised to more accurately describe the products that the Company offers.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511     Facsimile: (720)-528-7765E: kbart@kennethbartesq.com
www.kennethbartesq.com

September 23, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Generate Revenue, page 7

Comment 3: Please describe how your billing service generates revenue.  Please also describe any plans or arrangements as to how Geegle TV will generate revenue in the future.

Answer to Comment 3:  The disclosure listed in Comment 3 has been added to the revised disclosure statement under the heading “How We Generate Revenue”.

Critical Accounting Policies

Intangible Assets, page 10

Comment 4:  We were unable to find the $539,154 in intangible asset for the website representing the historical carryover basis in a website acquired from a majority owner of Agora Holdings, Inc. in your financial statements.  Please explain.

Answer to Comment 4: The Intangible Assets disclosure was included in error.  The Critical Accounting Policies Section has been revised to more accurately describe the critical accounting policies for the Company at this time.

The representations listed at the end of the Comment Letter have been submitted in a separate representation letter from the Company.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Agora Holdings, Inc.